

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Djalma Bastos de Morais
Chief Executive Officer
Energy Co of Minas Gerais
Avenida Barbacena, 1200
Belo Horizonte, M.G., 30190-131

> **Re:** **Energy Co of Minas Gerais**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 1-15224**

Dear Mr. Morais:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company, page 20

Capital Expenditures, page 31

1. Please show us how to reconcile total capital expenditures to the disclosures in the notes to the financial statements.

Item 5. Operating and Financial Review and Prospects, page 71

2. Please provide the disclosures required by Item 5(e) of Form 20-F or tell us why such disclosures are not required.

<u>Consolidated Statements of Cash Flow, page F-10</u>

3. Please tell us your consideration of disclosing investing and financing transactions that do not require the use of cash in accordance with paragraph 43 of IAS 7 or where such disclosures can be found.

4. Please show us how to reconcile the additions to PP&E to your disclosure in note 16. Please also show us how to reconcile the decrease in the accounts receivable from Minas Gerais state government for 2012 to your disclosure in note 12.

<u>Explanatory Notes to the Consolidated Financial Statements, page F-12</u>

<u>2.5 New Accounting pronouncements adopted starting in 2013, page F-19</u>

5. We note that your adoption of IFRS 11 resulted in accounting for investments in joint ventures and jointly controlled entities using the equity method instead of the proportional consolidation method you used prior to the adoption of IFRS 11. Please tell us in sufficient detail how you determined these joint arrangements qualified as joint ventures as opposed to joint operations. Ensure your analysis discusses the structure and form of the arrangements and the involved parties' rights and obligations arising from the arrangements.

6. It does not appear that you disclosed the impact of the adoption IFRS 11 and IAS 19 on each line item in the statements of financial position, statements of income and statements of cash flow or basic and diluted profit per preferred and common share as required by paragraph 28(f) of IAS 8. Please revise or advise.

7. We note that the amounts disclosed in the statement of cash flow for 2012 as reclassified differ from the amounts reflected in the statements of cash flow. Please revise or advise.

<u>5. Operational Segments, page F-50</u>

8. We note the information by segment includes a line item for additions to (reduction in) the segment. Please tell us what the additions/reductions reflected in the line item represent and show us how to reconcile the amounts to other disclosures in the notes to financial statements.

9. Please tell us if segment liabilities are reported to and reviewed by the chief operating decision maker and if the measure of segment assets reviewed by the chief operating decision maker include the amount of investment in associates and joint ventures accounted for by the equity method. If so, please disclose segment liabilities and the investment in associates and joint ventures in future filings. Refer to paragraphs 20 and 23 of IFRS 8.

3. Principles of Consolidation, page F-40

10. Please tell us why Central Termeletrica de Cogeracao is not included in the tables in note 15.

15. Investments, page F-66

11. Please tell us how the summarized financial information beginning on page F-70 complies with the information required by paragraphs B12 and B13 of IFRS 12 or revise your disclosure to comply with the disclosure requirements. Please also translate the summarized financial information into English.

12. We note that the table of summarized financial information of equity investees does not include information for Epicares Empreendimentos and Parati, which appear to be material. Please tell us why the summarized financial information for these associates is not included in the table. Refer to paragraph B12 of IFRS 12.

13. It appears that the entities associated with Cemig Geracao e Transmissao listed in the table on page F-66 in b) are not included in the table on page F-70. Please tell us why.

16 – Property, Plant and Equipment, page F-77

14. Please tell us your consideration of separately disclosing additions and transfers. Refer to paragraph 73(e) of IAS 16.

22. Post-Retirement Liabilities, page F-89

15. Please tell us your consideration disclosing comparative information regarding changes in the present value of the defined benefit obligation, fair value of plan assets plan assets and post-employment benefits expense for each year presented. Please refer to paragraph 38 of IAS 1 and paragraphs 140 and 141 of IAS 19.

16. Please tell us what consideration you gave to disclosing a sensitivity analysis for each significant actuarial assumption, the methods and assumptions used in preparing the sensitivity analyses and the limitations of those methods and changes from the previous year in the methods and assumptions used in preparing the sensitivity analyses. Refer to paragraph 145 of IAS 19.

29. Financial Instruments and Risks Management, page F-115

17. Please tell us what consideration you gave to disclosing the information required by IFRS 13 for assets measured at fair value on a recurring basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Michael Fitzgerald, outside counsel